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Andrew Hulsh

hulsha@pepperlaw.com

April 27, 2017

VIA EMAIL AND EDGAR

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549

RE: SITO Mobile, Ltd.

PREC14A Amendment No. 2 filed on April 26, 2017

Filed by Stephen D. Baksa, Thomas Candelaria, et. al. File No. 1-37535

Dear Ms. Chalk:

Reference is made to the above-referenced amended preliminary Consent Solicitation Statement (File No. 1-37535) (the “Amended Consent Solicitation Statement”) filed on April 26, 2017 by Stephen D. Baksa, Thomas Candelaria, Michael Durden, ltzhak Fisher, Thomas J. Pallack, Matthew Stecker and Mr. Thomas Thekkathala (collectively, the “Nominating Persons”) with the United States Securities and Exchange Commission (the “Commission”) in connection with our solicitation of written consents from the holders of shares of common stock of SITO Mobile, Ltd., a Delaware corporation (the “Company”).

This letter is being furnished to you on behalf of the Nominating Persons in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Commission to the Amended Consent Solicitation Statement, as set forth in your letter dated April 27, 2017 (the “Comment Letter”), to Andrew Hulsh of Pepper Hamilton LLP, counsel to Mr. Baksa. For convenience of reference, the comments contained in the Comment Letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Nominating Persons. Contemporaneous with this submission, the Nominating Persons are filing a third amended preliminary consent solicitation statement (the “Third Amended Preliminary Consent Solicitation Statement”) reflecting the responses of the Nominating Persons below.

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Christina Chalk

April 27, 2017

PRERN14A filed April 26, 2017

Background of the Consent Solicitation, page 8

1.	We note the new disclosure included on page 9 in response to comment 3 in our letter dated April 21, 2017. The disclosure indicates that as recently as March 31, 2017, nominee Thomas Thekkethala was meeting with representatives of SITO Mobile “to discuss opportunities for future cooperation between Evolving and the Company.” We note that Mr. Thekkethala is the Chief Executive Officer of Evolving Systems, Inc., a company which is 21% owned by Karen Singer, who also owns 10.2% of SITO. Ms. Singer’s son Julian, who participated in a meeting with SITO representatives, is also a director of Evolving. Ms. Singer has filed proxy materials indicating that she and her affiliates intend to conduct a proxy contest to elect three nominees at SITO’s 2017 annual meeting of shareholders. An additional nominee, Matthew Stecker, is also a director of Evolving. Given these facts, we believe it is critical for shareholders of SITO to fully understand the interests of each of your nominees, including Mr. Thekkethala and Mr. Stecker, in the current solicitation, as required by Item 5(b) of Schedule 14A. Provide expanded disclosure describing the relationship between your nominees and participants in the solicitation and Evolving Systems, Inc. Your new disclosure should include a discussion of the “opportunities for future cooperation” discussed or intended to be discussed at the meeting, as well as any future possible relationships for which you may advocate if this solicitation is successful. We may have further comments.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have provided additional disclosure regarding the interests of each of the nominees, including Mr. Thekkethala and Mr. Stecker, in the consent solicitation and the relationship between the nominees and participants in the consent solicitation and Evolving Systems, Inc. (“Evolving”) in the new section entitled “INFORMATION ON THE PARTICIPANTS—Interests of the Participants in the Consent Solicitation and the Proposals” beginning on page 8 of the Third Amended Preliminary Consent Statement. In this regard, the Third Amended Preliminary Consent Statement provides that neither Mr. Thekkethala nor Mr. Stecker nor any other nominee, if elected, has any plans, proposals or current intentions to cause the Company to enter into any agreements, understandings or arrangements with Evolving. In addition, the Third Amended Preliminary Consent Statement provides that each of Mr. Thekkethala and Mr. Stecker would, in any event, abstain from any decision with respect to any transaction between the Company and Evolving so long as such nominees were directors of Evolving. The Third Amended Preliminary Consent Statement also provides in this section that, while the Nominating Persons can give no assurance that any other director of the Company would not seek to

Christina Chalk

April 27, 2017

cause the Company to engage in a transaction with Evolving if such a transaction was found to be in the best interests of the Company, to the knowledge of the Nominating Persons, no such discussions among the Nominating Persons or the Nominees or any of their respective affiliates have occurred, other than the March 31, 2017 meeting between Mr. Thekkethala and the Company’s management described above and that such meeting has not resulted in any plans or proposals currently being considered by the Nominees or the Company.

2.	See our last comment above. Notwithstanding your new disclosure on page 9 about the lack of any understandings or agreements with Ms. Karen Singer or Mr. Julian Singer and their affiliates regarding voting, holding or disposing of shares in SITO, please provide your analysis in your response letter as to why these individuals should not be deemed participants in the current solicitation as defined in Instruction 3(a) to Items 4 and 5 of Schedule 14A. We may have further comment.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and note for your consideration that, based upon the analysis below, none of Ms. Karen Singer, Mr. Julian Singer or their respective affiliates fall within the definition of “participant” set forth in Instruction 3(a) to Items 4 and 5 of Schedule 14A.

In particular, based on our discussions with each of the Nominating Persons and to our knowledge, none of Ms. Karen Singer, Mr. Julian Singer or their respective affiliates are, within the meaning of Schedule 14A, (i) the registrant, (ii) a director of the registrant, or a nominee; (iii) a member of a committee or group that solicits proxies or directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group; (iv) a person who finances or joins with another to finance the solicitation of proxies; (v) a person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; or (vi) a person who solicits proxies, with respect to the Consent Solicitation.

In fact, as the Staff has noted, Ms. Singer has separately pursued a nomination process with different nominees in order to conduct a proxy contest to elect three nominees at the Company’s 2017 annual meeting of shareholders, which proxy contest is essentially in competition with the Consent Solicitation and would be moot if the Nominating Persons’ Consent Solicitation is successful in advance of such annual meeting.

Christina Chalk

April 27, 2017

In order to resolve any possible ambiguity, the Nominating Persons intend to send a letter to the legal counsel to Ms. Karen Singer and Mr. Julian Singer confirming that they have not and will not engage in any activity listed above on behalf of the Nominating Persons or any nominee.

As noted in our response to item 1 above, our revised disclosure in the Third Amended Preliminary Consent Statement includes additional details with respect to the relationships between Mr. Thekkethala, Mr. Stecker, Ms. Singer and Mr. Singer, as well as their respective relationships with Evolving in the section entitled “INFORMATION ON THE PARTICIPANTS—Interests of the Participants in the Consent Solicitation and Proposals” beginning on page 8 of the Third Amended Preliminary Consent Statement. In addition, the Nominating Persons (other than Mr. Thekkethala and Mr. Stecker) acknowledge that the nomination of Mr. Thekkethala and Mr. Stecker was motivated, in part, to court the support of Ms. Singer, as a substantial stockholder of the Company, for the election of the nominees proposed in the Consent Solicitation, given Ms. Singer’s familiarity with each of Messrs. Thekkethala and Stecker, resulting from their respective service on the board of directors of Evolving. At no time has Ms. Singer, Mr. Singer or any of their respective affiliates participated in or committed to support the Consent Solicitation, either directly or indirectly, or had any agreement, arrangement or understanding with any of the Nominating Persons to agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

* * *

The Nominating Persons acknowledge that:

•                     they are is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 808-2741.

Respectfully,

/s/ Andrew Hulsh

Andrew Hulsh
Partner